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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF FEBRUARY 2002



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                        FORM 20-F  [X]      FORM 40-F  [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes [ ]       No   [x]

        (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .)


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                                   Contact:
                                       Investors:  Kerry K. Calaiaro
News Release                                       +1 212 837-0880
                                                   Email: calaiaro_ke@willis.com

                                           Media:  Nicholas Jones
                                                   +44 20 7488-8190
                                                   Email: jonesnr@willis.com

                                                   Dan Prince
                                                   +1 212 837-0806
                                                   Email: prince_da@willis.com



          WILLIS GROUP HOLDINGS REPORTS RECORD 2001 FOURTH QUARTER AND
                           FULL YEAR OPERATING RESULTS


OPERATING HIGHLIGHTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2001:
- Operating cash earnings per diluted share for the quarter doubled to $0.30 from $0.15 last year, and rose 120% to $0.99 per diluted share from $0.45 for 2001
- Operating cash earnings increased 172% to $49 million in the quarter from $18 million a year ago, and also rose 172% to $147 million in 2001 from $54 million last year
-    Organic revenues grew 14% in the quarter, and rose 12% for 2001
- Operating margin increased to 26% in the quarter from 15% a year ago, and was 21% for 2001 compared to 13% last year
- EBITDA margin rose to 30% from 20% for the fourth quarter, and full year EBITDA margin was 26%, up from 19% last year
-    Controllable expenses were flat in 2001 compared to last year

LONDON, U.K., FEBRUARY 12, 2002 - Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, today reports record revenue and operating earnings growth for both the quarter and year ended December 31, 2001.

Operating cash earnings for the fourth quarter, or net income excluding goodwill amortization, a non-cash charge for performance-based stock options and non-recurring items, rose 172% to $49 million, or $0.30 per diluted share, compared to $18 million, or $0.15 per diluted share, in the corresponding period a year ago. Operating cash earnings for the year rose 172% to $147 million, or $0.99 per diluted share, compared with $54 million, or $0.45 per diluted share, a year ago.

Organic revenue growth, excluding the effects of foreign exchange, acquisitions and disposals, was 14% for the quarter ended December 31, 2001. Reported revenues increased 11% in the fourth quarter to $387 million. EBITDA margin, or revenues less general and administrative expenses to total revenues, rose to 30% for the fourth quarter from 20% last year.

Joe Plumeri, Chairman and Chief Executive Officer said, "Our performance confirms Willis' status as a premier global broker and client advocate. Despite challenging market conditions -



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marked by reduced capacity, tighter underwriting terms and significant premium rate increases - Willis continues to negotiate this environment successfully on behalf of our clients. In turn, we are benefiting from heightened demand for brokerage and other risk management services."

Organic revenue growth, excluding the effects of foreign exchange, acquisitions and disposals, was 12% for the year ended December 31, 2001, up from 8% in 2000. Controllable expenses on that same basis, or general and administrative expenses less incentives, were flat compared to 2000. Reported revenues were $1.4 billion, up 9% from a year ago, while reported general and administrative expenses declined 1% to $1.1 billion. EBITDA margin rose to 26% for the full year compared to 19% in 2000.

At December 31, 2001, total long-term debt was $787 million, down 36% from $1.2 billion, including preference shares, a year ago. In addition to using most of the proceeds from the June 12, 2001 initial public offering to repay all the $273 million preference shares outstanding, Willis has made substantial long-term debt repayments from its operating cash flow. The next mandatory debt payment is not due until November 2005.

Joe Plumeri commented, "Our significant earnings, strong cash flow and proceeds from the initial public offering have allowed us to reduce our long-term debt and preference shares by more than $400 million, which yields an annual after tax savings of more than $30 million. Willis continues to have tremendous financial flexibility."

Willis recently completed three transactions consistent with its acquisition strategy. The company acquired Goldman Insurance Services of San Francisco, California on December 31, 2001. As of year end, Willis increased its majority interest in subsidiary Willis Italia. And, as of January 1, 2002, Willis acquired a majority ownership of associate, Jaspers Wuppesahl Industrie Assekuranz GmbH & Co KG (renamed Willis GmbH), Germany's third largest broker.

Reported net income for the quarter ended December 31, 2001 was $27 million, or $0.16 per diluted share, compared with $5 million, or $0.04 per diluted share, for the same quarter last year. Reported net income included a non-cash charge for performance stock options of $13 million ($11 million, after tax). It also included a $5 million loss on disposal, including a goodwill writeoff related to the restructure of Willis Italia during the quarter, as we disposed of part of the business and increased our ownership of this subsidiary to 66.7% from 50.1%.

The 2001 non-cash charge for performance stock options was $158 million ($132 million, after tax). As previously disclosed, this charge recognizes performance-based options granted to management by the Board of Directors as part of the 1998 buyout arrangement with KKR, for meeting or exceeding 2001 and 2002 targets. The cumulative charge represents approximately 68% of the total estimated charge based on the 2001 year-end stock price. The remaining performance stock option charge will be calculated according to the vesting schedule and any change in the stock price during 2002, and will be recognized quarterly through 2004.

Joe Plumeri concluded, "Willis' operating results for 2001 clearly demonstrate that we can grow revenues while managing expenses, thereby expanding margins and improving profitability. We are building a great company. We are the only pure global insurance broker, have a clear vision, and are successfully building a sales culture to execute our growth strategy in all market conditions."

Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting



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and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in more than 100 countries, its global team of 13,000 associates serves over 50,000 clients in 160 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (symbol: WSH). Additional information on Willis may be found on its web site www.willis.com.

This press release may contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.



                                       ###


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                          WILLIS GROUP HOLDINGS LIMITED
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in millions, except per share data)
                                   (unaudited)

                                                             THREE MONTHS ENDED          YEAR ENDED
                                                                DECEMBER 31,            DECEMBER 31,
                                                               2001      2000        2001         2000
                                                              -----      -----      -------      -------
REVENUES:
  Commissions and fees                                        $ 370      $ 330      $ 1,357      $ 1,237
  Interest income                                                17         19           67           68
                                                              -----      -----      -------      -------
    Total Revenues                                              387        349        1,424        1,305
                                                              -----      -----      -------      -------
EXPENSES:
  General and administrative expenses (excluding non-cash
    compensation)                                               270        278        1,054        1,062
  Non-cash compensation - performance options                    13         --          158           --
  Depreciation expense                                            8          9           33           37
  Amortization of goodwill                                        9          9           35           35
  (Gain) loss on disposal of operations                           5         --          (17)          (1)
  Restructuring costs                                            --          7           --           18
                                                              -----      -----      -------      -------
    Total Expenses                                              305        303        1,263        1,151
                                                              -----      -----      -------      -------
OPERATING INCOME                                                 82         46          161          154
Interest Expense                                                 19         22           82           89
                                                              -----      -----      -------      -------
INCOME BEFORE INCOME TAXES, EQUITY IN NET INCOME OF
  ASSOCIATES AND MINORITY INTEREST                               63         24           79           65
Income Tax Expense                                               26          5           62           33
                                                              -----      -----      -------      -------
INCOME BEFORE EQUITY IN NET INCOME OF ASSOCIATES AND
  MINORITY INTEREST                                              37         19           17           32
Equity in Net Income of Associates                               (5)        (5)           4            2
Minority Interest                                                (5)        (9)         (19)         (25)
                                                              -----      -----      -------      -------

NET INCOME                                                    $  27      $   5      $     2      $     9
                                                              =====      =====      =======      =======
NET INCOME PER SHARE

  - Basic                                                     $0.18      $0.04      $  0.01      $  0.07
  - Diluted                                                   $0.16      $0.04      $  0.01      $  0.07
                                                              =====      =====      =======      =======

AVERAGE NUMBER OF SHARES OUTSTANDING

  - Basic                                                       146        123          136          121
  - Diluted                                                     165        123          148          121
                                                              =====      =====      =======      =======

OPERATING CASH EARNINGS*                                      $  49      $  18      $   147      $    54

OPERATING CASH EARNINGS*  PER DILUTED SHARE                   $0.30      $0.15      $  0.99      $  0.45
AVERAGE DILUTED SHARES, OPERATING BASIS                         165        123          148          121
                                                              =====      =====      =======      =======



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                          WILLIS GROUP HOLDINGS LIMITED
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in millions, except per share data)
                                   (unaudited)


*Management believes that Operating Cash Earnings is a measure helpful to investors because it shows the results of the company's trading and finance costs without the impact of non cash and non-recurring items. The derivation of Operating Cash Earnings from Net Income under US GAAP is shown below:


                                                            THREE MONTHS ENDED       YEAR ENDED
                                                               DECEMBER 31,         DECEMBER 31,
                                                             2001       2000      2001        2000
                                                             ----       ----      -----       ----
NET INCOME, AS REPORTED                                      $ 27       $  5      $   2       $  9
Non-cash compensation - performance options (net of tax
$2, nil, $26, nil)                                             11         --        132         --
Amortization of goodwill                                        9          9         35         35
(Gain) loss on disposal of operations (net of tax nil,
nil, $6, nil)                                                   5         --        (11)        (1)
Restructuring costs (net of tax nil, $3, nil, $7)              --          4         --         11
Non-recurring tax credit arising from an internal
restructuring                                                  (3)        --        (11)        --
                                                             ----       ----      -----       ----
OPERATING CASH EARNINGS                                      $ 49       $ 18      $ 147       $ 54
                                                             ====       ====      =====       ====


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         WILLIS GROUP HOLDINGS LIMITED


                                         By:      /s/ Mary E. Caiazzo
                                             ---------------------------------
                                             Mary E. Caiazzo
                                             Assistant General Counsel


Date: February 12, 2002